# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Accel Entertainment, Inc., CIK 0001698991
CUSIP: 00436Q106
Title of class of securities: Class A-1 Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 140 TOWER DRIVE, BURR RIDGE, Illinois (IL), 60527
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000902664-22-001489
Filed by CIK 0001768041

## Reporting persons
- Greenvale Capital LLP: type of reporting person: partnership (PN), non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); sole voting power 6,059,407; shared voting power 0; sole dispositive power 6,059,407; shared dispositive power 0; aggregate amount beneficially owned 6,059,407 (7.3% of the class)

## Item 1. Issuer
Name of issuer: Accel Entertainment, Inc.
Address of issuer's principal executive offices: 140 Tower Drive, Burr Ridge, Illinois 60527

## Item 2. Person Filing
Name of person filing:
This filing is made by Greenvale Capital LLP, an English limited liability partnership ("Greenvale"), with respect to the shares of Class A-1 common stock, par value $0.0001 per share ("Common Stock") of Accel Entertainment, Inc. (the "Company") held by certain funds and accounts to which it serves as the investment manager.

Bruce Emery, a citizen of the United Kingdom and the United States, indirectly controls Greenvale.

Greenvale is sometimes referred to as the "Reporting Person."

The filing of this statement should not be construed as an admission that any of the foregoing persons or the Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence: 1st Floor, 1 Vere Street, London W1G 0DF, United Kingdom.
Citizenship: Greenvale is an English limited liability partnership.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Greenvale is an investment manager, authorized and regulated by the Financial Conduct Authority in the United Kingdom which is comparable to the regulatory scheme applicable to the investment advisers covered by Item 3(e) above.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 83,207,946 shares of Common Stock reported to be outstanding as of October 31, 2025, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2025, filed with the Securities and Exchange Commission on November 4, 2025.
Percent of class: 7.3
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Greenvale is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Greenvale Capital LLP: /s/ ANDREW WALL GREENVALE CAPITAL LLP, ANDREW WALL, CHIEF OPERATING OFFICER (02/17/2026)